Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Nine Months Ended September 30, 2010	Years Ended December 31,
		2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$188,916	$225,791	$256,994	$154,913	$149,885	$110,069

Add:
Fixed charges	75,273	102,781	113,959	91,594	75,829	46,211
Amortization of capitalized interest	466	553	440	255	126	80
Distributions from joint ventures	7,500	9,700	2,835	544	5,268	4,657
Less: Interest capitalized	(2,484)	(1,650)	(5,108)	(5,995)	(1,758)	(1,008)

Total earnings	$269,671	$337,175	$369,120	$241,311	$229,350	$160,009

Fixed charges:
Interest expense (1)	$57,389	$78,622	$92,971	$77,584	$68,241	$41,616
Amortization of debt issuance costs	773	910	815	1,030	726	622
Interest capitalized	2,484	1,650	5,108	5,995	1,758	1,008
Rental expense interest factor (2)	14,627	21,599	15,065	6,985	5,104	2,965

Total fixed charges	$75,273	$102,781	$113,959	$91,594	$75,829	$46,211

Ratio of earnings to fixed charges	3.6x	3.3x	3.2x	2.6x	3.0x	3.5x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the nine months ended September 30, 2010 includes investment income of $103,000.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.